BARON SELECT FUNDS

April 6, 2009

VIA - EDGARLINK

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Baron Select Funds – 485APOS: Post Effective Amendment No. 15
File Nos. File Nos. 333-103025; 811-21296

Ladies and Gentlemen:

Post-Effective Amendment No. 15 under the Securities Act of 1933 and Amendment No. 18 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant is hereby electronically transmitted.

As indicated on the facing page of the Amendment, the Registrant has specified that it is to become effective 60 days after filing pursuant to the provisions of Rule 485(a) under the Securities Act of 1933. A Rule 485(a) filing is being made to add a new share class, Institutional Shares (“Institutional Shares”), to each of the series of the Registrant.

The Registrant and its principal underwriter respectfully request accelerated effectiveness as of June 30, 2009, or such time thereafter as the Staff deems appropriate, pursuant to the provisions of Rule 461 under the Securities Act of 1933.

Pursuant to Investment Company Act Release No. 13768, the Registrant respectfully requests selective review of this Post-Effective Amendment. The following sections of this Amendment have not yet been reviewed by the Staff:

Prospectus:

Item 1:	Front and Back Cover Page: Table of Contents (pages 1, 2, 39)
Item 2:	Risk/Return Summary: Investments, Risks, and Performance (pages 16)
Item 3:	Risk/Return Summary: Fee Table (Fund Expenses: pages 17-18; Financial Highlights: page 19)
Item 6:	Shareholders Information: (pages 23-24, 30-32, 37)
Item 7:	Distribution Agreements: (Rule 12b-1 Plan: pages 21-22)

Statement of Additional Information:

Item 9:	Cover Page and Table of Contents (page 2)
Item 14:	Investment Advisory and Other Services: (Rule 12b-1 Plan: page 15)
Item 19:	Taxation of the Fund (page 19)
Item 21:	Calculation of Performance Data (page 21)
Item 19:	Financial Statements (page 21)

We respectfully request SEC comments within 45 days of the date of this filing in order to meet our print production and shareholder mailing schedules.

If you should have any questions, please call me at 212-583-2119. Thank you.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

Vice President and General Counsel

PMP/kt

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